787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 14, 2022

VIA EDGAR

David L. Orlic

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Income Trust, Inc.

(Securities Act File No. 333-262743, Investment Company Act File No. 811-05542)

Response to Staff Comments

Dear Mr. Orlic and Mr. Manion:

On behalf of BlackRock Income Trust, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on October 7, 2022 and on October 11, 2022 regarding Post-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on September 30, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making these changes in a definite prospectus and statement of additional information filed pursuant to Rule 424(b) of the Securities Act of 1933 (the “424B Filing”). Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Disclosure Staff Comment

Comment No. 1:	Prospectus—Description of Capital Stock. Please update the share price data table required by Item 8.5 of Form N-2 to reflect the required information for the quarter ended September 30, 2022.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

October 14, 2022

Response:	The requested change will be made in the 424B Filing.

Accounting Staff Comments

Comment No. 2:	Prospectus—Summary of Fund Expenses. Please update the fund expenses table and example table to reflect the Fund’s fees as of June 30, 2022.

Response:	The requested changes will be made in the 424B Filing.

Comment No. 3:	Prospectus—Management of the Fund—Investment Management Agreement. Please hyperlink the reference to the Fund’s Semi-Annual Report to shareholders for the fiscal period ended June 30, 2022.

Response:	The requested change will be made in the 424B Filing.

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Please do not hesitate to contact me at (212) 728-3840 if you have any questions regarding the foregoing or the Registration Statement.

Respectfully submitted,

/s/ Esther Lee

Esther Lee

cc:	Bomi Lee, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP